September 15, 2005


By facsimile to (617) 523-6215 and U.S. Mail


Mr. Alan S. McKim
Chairman, President, and Chief Executive Officer
Clean Harbors, Inc.
1501 Washington Street
Braintree, MA 02184-7535

Re:	Clean Harbors, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed August 23, 2005
File No. 333-126205

Dear Mr. McKim:

	We reviewed the filing and have the comments below.

1. If applicable, comments on the S-4 filed by Clean Harbors, Inc.
or
Clean Harbors on June 28, 2005 and the 10-K filed by Clean Harbors on
March 31, 2005 and subsequent Exchange Act reports are comments on the S-3 and vice versa.

Exhibit 5.1

2. Delete the phrase "upon the issuance of an appropriate order by the Commission allowing the Registration Statement to become effective" in the fourth paragraph on page 1.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, Clean Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clean Harbors thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clean Harbors and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Clean Harbors requests acceleration of the registration statement`s effectiveness, Clean Harbors should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clean Harbors from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Clean Harbors may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Clean Harbors provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Nudrat S. Salik, Senior Staff Accountant, at (202) 551-3692.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	C. Michael Malm, Esq.
	Davis, Malm & D`Agostine, P.C.
	1 Boston Place
	Boston, MA 02108



Mr. Alan S. McKim
September 15, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE